Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
JONATHAN SHEENA	Common	12/28/2023	1,313	$ 81,457.00
C/O NATERA, INC.	Common	1/3/2024	6,000	$ 361,950.00
13011 McCallen Pass	Common	1/22/2024	233	$ 15,881.28
Building A Suite 100	Common	2/6/2024	6,000	$ 420,010.00
Austin, TX 78753	Common	2/7/2024	6,000	$ 420,584.00